

July 7, 2011

Via E-mail
Zishen Wu
Chairman, President and Chief Executive Officer
Yongye International, Inc.
6th Floor, Suite 608 Xue Yuan International Tower,
No. 1 Zhichun Road, Haidian District,
Beijing, PRC

      Re: Yongye International, Inc.
                   Form 10-K for Fiscal Year Ended December 31, 2010
                   Filed March 14, 2011
                   File No. 001-34444

Dear Mr. Wu:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business, page 3
Employees, page 18

1. Please tell us why and disclose the number of manufacturing employees decreased from 2009 to 2010 despite the addition of the manufacturing facility in the fourth quarter of 2010.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

Overview, page 50

2. We note that production capacity was increased upon the completion of the construction of the new facility in the fourth quarter of 2010 and prior to the addition of this facility,

your production capacity was 10,000 tons per year for liquid products (per the Form 10-K for the year ended December 31, 2009). Based upon the information reported in the Form 10-Q for the first three interim periods of 2010, you sold 2,141 tons of liquid products in the first quarter of 2010, 8,342 tons liquid products in the second quarter of 2010, and 6,352 tons of liquid products in the third quarter of 2010. Based upon the above, a total of 16,835 tons were sold prior to the opening of the additional facility in the fourth quarter, whereas your production capacity was still only 10,000 tons. Please explain to us the source of the additional products sold.

Net Sales, page 60

3. Your discussion regarding changes in your operations is overly general despite a significant increase in sales. Since your growth has been attributed to an expansion in your distribution network, increased production capacity, and higher demand, the impact of each of these factors should be discussed. Please significantly expand your discussion on results of operations to discuss the impact of each of these factors as well as quantify the impact of each.

4. As you generated a material increase in net sales and state that increases in both quantity of product sold (volume) and higher prices resulted in this growth, please disclose and quantify the extent that the increase in net sales is attributable to increase in prices and volume, respectively. Please refer to the guidance in Item 303(a)(3)(iii) of Regulation S-K and section 501.04 in the Codification of Financial Reporting Releases. Please also note that the example in Section 501.04 quantifies changes in price and volume on revenues from product sold and revise accordingly.

5. We note that the access to lower level distributors obtained as a result of your purchase of the Hebei customer list enabled you to sell products at a higher price. Please tell us why your gross margin did not increase more significantly as a result of this considering this market represents 29% of your total sales.

6. We note that the number of days sales were outstanding was 82 for the three months ended September 30, 2010, a significant increase from the measure for 2009 and 2008 of 17 days and 18 days respectively, and then decreased significantly to 27 days by the end of 2010. Please explain the significant increase in the measure for the three months ended September 30, 2010 and what is meant by "increased efforts in cash collection." If collection times are longer during the first three quarters and then shorter for the fourth quarter, discuss this trend and the reasons behind the fluctuations. Also in this regard, tell us the typical amount of time between the distributors' receipt of goods and their delivery to the retail stores.

Liquidity and Capital Resources, page 65

7. Please discuss the capital resource commitment that will be necessary to pursue your vertical integration strategy (explore, develop, and produce lignite coal resources) and the expected source of such funds. Also discuss the expected impact the integration (mining versus purchasing your raw materials) will have on your operations.

Note 2. Summary of Significant Accounting Policies, page F-9
Revenue Recognition, page F-10

8. Please describe to us in detail the nature of your relationship with each of your five major distributors. Tell us how each relationship does not meet the related party criteria outlined in ASC 850-10-20. Include in your description information about each distributor, including whether they have physical facilities or employees. Also tell us what portion of their business you comprise.

9. We note that revenue is recognized upon delivery of products to the distributors and not when it is sold to the retail stores or end users. Please tell us how you have determined that the timing of the recognition is appropriate and in accordance with ASC 605-15-25-1.

Note 8. Intangible Asset, page F-16

10. We note that the purchased list of sub-provincial and regional distributors is being amortized over a period of nine years. Please discuss the appropriateness of this life considering you usually sign three year contracts with distributors.

Furthermore, as your intangible assets before this customer list acquisition was immaterial in amount, it does not appear that your own experience in renewing or extending contractual periods in similar arrangements provides adequate historical information, we are unclear on how you determined that a nine year period is the appropriate amortization period. Your response and note disclosure should provide an analysis of the factors and assumptions for your estimate. Refer also to the guidance in ASC 350-30-35-3.

Note 23. Concentrations and Credit Risks, page F-27

11. We note that the amount of sales for your five largest customers as presented in each Form 10-Q for the first three quarters of 2010 totals more than the amount reported for the year ended December 31, 2010 reported in this Footnote. Please reconcile this discrepancy.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 or Joe Foti at 202-551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ David R. Humphrey, for

Lyn Shenk
Branch Chief